UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
BRIGHTSPIRE CAPITAL, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
19625T 101
(CUSIP Number)
DigitalBridge Group, Inc.
Attention: Ronald M. Sanders, Esq.
750 Park of Commerce Drive, Suite 210
Boca Raton, FL 33487
(561) 570-4644
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 1, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons DIGITALBRIDGE GROUP, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 79,001
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 79,001

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,001
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.1%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	The calculation of the percentage is based on 128,872,471 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 17, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 21, 2023.

1	Names of Reporting Persons DIGITALBRIDGE OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 79,001
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 79,001

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,001
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.1%(1)
14	Type of Reporting Person (See Instructions) OO

(1)	The calculation of the percentage is based on 128,872,471 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 17, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 21, 2023.

1	Names of Reporting Persons CLNC MANAGER, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 79,001
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 79,001

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,001
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.1%(1)
14	Type of Reporting Person (See Instructions) IA

(1)	The calculation of the percentage is based on 128,872,471 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 17, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 21, 2023.

Explanatory Note

This Amendment No. 10 (the “Amendment”) amends the statement on Schedule 13D originally filed by NRF RED REIT Corp. (“RED REIT”), NRF Holdco, LLC (“NRF Holdco”), DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC) (“DBRG OC”), and DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.) (“DigitalBridge”) on December 13, 2018, as amended by Amendment No. 1 to the Schedule 13D filed by RED REIT, NRF Holdco, DBRG OC, DigitalBridge and CLNC Manager, LLC (“Manager”, and collectively with RED REIT, NRF Holdco, DBRG OC, and DigitalBridge, the “Prior Reporting Persons”) on November 7, 2019, Amendment No. 2 to the Schedule 13D filed by the Pior Reporting Persons on February 27, 2020, Amendment No. 3 to the Schedule 13D filed by the Prior Reporting Persons on April 1, 2020, Amendment No. 4 to the Schedule 13D filed by the Prior Reporting Persons on March 4, 2021, Amendment No. 5 to the Schedule 13D filed by the Prior Reporting Persons on April 6, 2021, Amendment No. 6 to the Schedule 13D filed by the Prior Reporting Persons on May 4, 2021, Amendment No. 7 to the Schedule 13D filed by the Prior Reporting Persons on August 16, 2021, Amendment No. 8 to the Schedule 13D filed by the Prior Reporting Persons on September 10, 2021 and Amendment No. 9 to the Schedule 13D filed by DigitalBridge, DBRG OC and Manager (collectively, the “Reporting Persons”) on March 3, 2022 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D is filed on behalf of (i) DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.), a Maryland corporation (“DigitalBridge”), (ii) DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), a Delaware limited liability company (“DBRG OC”), and (iii) CLNC Manager, LLC, a Delaware limited liability company (“Manager” and collectively with DigitalBridge and DBRG OC, the “Reporting Persons”). DigitalBridge is a leading global investment management firm, and the sole managing member of its operating company, DBRG OC. Manager is held indirectly by DBRG OC.

The principal business address of the Reporting Persons is 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. The Reporting Persons entered into a Joint Filing Agreement, a copy of which was filed with Amendment No. 8 as Exhibit 99.1, pursuant to which the Reporting Persons agreed to file the Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

During the last five years, none of the Reporting Persons and, to their knowledge, none of the directors and executive officers listed on Annex A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Annex A hereto is incorporated by reference in this Item 2.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more members of the board of directors of the Issuer and other management members of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions (including M&A opportunities available to the Issuer), assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer, the Issuer’s management team and such other matters as the Reporting Persons may deem relevant to its investment in Class A Common Stock. The Reporting Persons plan to dispose of up to all of the Shares held by the Reporting Persons in sales in the open market or in privately-negotiated transactions at prevailing market prices or at privately negotiated prices, as applicable.

On February 28, 2023, DBRG OC entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and J.P. Morgan Securities LLC and Barclays Capital Inc., as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which DBRG OC agreed to sell an aggregate of 34,911,944 shares of Class A Common Stock, including 4,553,731 shares of Class A Common Stock to be sold pursuant to an option granted to the Underwriters to purchase additional shares of Class A Common Stock (such offering, the “Selling Stockholder Offering”) at a public offering price of $6.00 per share. The sale of shares of Class

A Common Stock in the Selling Stockholder Offering closed on March 3, 2023. Also on February 28, 2023, in connection with the execution of the Underwriting Agreement, each of the Reporting Persons entered into a lock-up agreement under which each Reporting Person agreed not to sell any shares of Class A Common Stock for 45 days after the date of the Underwriting Agreement, subject to certain exceptions. The Selling Stockholder Offering was made pursuant to the Issuer’s Registration Statement on Form S-3 (File No. 333-267733), as supplemented by a prospectus supplement dated February 28, 2023. The foregoing description of the Underwriting Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement and form of lock-up agreement, which have been filed as Exhibits 99.1 and 99.2, respectively, hereto and are incorporated herein by reference.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) - (b) The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons as of the date hereof is set forth below.

Reporting Person	Number of Shares Beneficially Owned (1)		Percentage of Outstanding Shares (3)
DigitalBridge	79,001	(2)	0.1%
DBRG OC	79,001	(2)	0.1%
Manager	79,001		0.1%

(1) The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

(2) Pursuant to Rule 13d-3(d) under the Act, this amount consists of 79,001 shares of Class A Common Stock held by Manager.

(3) The calculation of the percentage is based on 128,872,471 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 17, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 21, 2023.

(c) Not applicable.

(d) Not applicable.

(e) On March 1, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Class A Common Stock.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1
Underwriting Agreement, dated as of February 28, 2023, by and among BrightSpire Capital, Inc., DigitalBridge Operating Company, LLC, and J.P. Morgan Securities LLC and Barclays Capital Inc., as representatives of the underwriters named therein.

Exhibit 99.2	Form of Lock-Up Agreement (included as Exhibit D to the Underwriting Agreement filed as Exhibit 99.1 hereto)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 3, 2023	CLNC MANAGER, LLC

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Vice President

DIGITALBRIDGE OPERATING COMPANY, LLC

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Vice President

DIGITALBRIDGE GROUP, INC.

	By:	/s/ Ronald M. Sanders
		Name:	Ronald M. Sanders
		Title:	Executive Vice President, Chief Legal Officer and Secretary

Annex A

DIRECTORS AND EXECUTIVE OFFICERS

DIGITALBRIDGE GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of DigitalBridge Group, Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o DigitalBridge Group, Inc., 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of DigitalBridge Group, Inc.’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by DigitalBridge Group, Inc.’s directors and executives officers, and none of its directors or executive officers has engaged in any transactions in such Shares during the past 60 days. For each director or executive officer who owns Shares, such director or executive officer has the sole power to vote such Shares and the sole power to dispose or to direct the disposition of such Shares.

Directors and Executive Officers	Title/Principal Occupation	Shares Beneficially Owned	% of Shares Beneficially Owned(1)
J. Braxton Carter	Director, DigitalBridge Group, Inc. Senior Advisor to Deutsche Telecom Capital Partners	-	-

Nancy A. Curtin	Director, DigitalBridge Group, Inc. Partner, Group Chief Investment Officer and Head of Investment Advisory of Alvarium Investments	-	-

Jeannie H. Diefenderfer	Director, DigitalBridge Group, Inc. Founder and Chief Executive Officer of courageNpurpose, LLC	-	-

Jon A. Fosheim	Director, DigitalBridge Group, Inc. Private Investor	-	-

Marc C. Ganzi	President, Chief Executive Officer and Director DigitalBridge Group, Inc.	-	-

Gregory J. McCray	Director, DigitalBridge Group, Inc. Chief Executive Officer of FDH Infrastructure Services	-	-

Sháka Rasheed	Director, DigitalBridge Group, Inc. SVP Strategic Banking, Salesforce	-	-

Dale A. Reiss	Director, DigitalBridge Group, Inc. Private Investor	-	-

David M. Tolley	Director, DigitalBridge Group, Inc. Private Investor	-	-

Jacky Wu	Executive Vice President, Chief Financial Officer and Treasurer DigitalBridge Group, Inc.	-	-

Benjamin J. Jenkins	President and Chief Investment Officer DigitalBridge Group, Inc.	-	-

Liam Stewart	Chief Operating Officer DigitalBridge Group, Inc.	-	-

Ronald M. Sanders	Executive Vice President, Chief Legal Officer and Secretary DigitalBridge Group, Inc.	30,173	*

Sonia Kim	Managing Director and Chief Accounting Officer DigitalBridge Group, Inc.	5,120	*

(1)	This percentage is based on (i) 128,872,471 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 17, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 21, 2023 and (ii) any Shares that the director or executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.
*	Less than 1%.

DIGITALBRIDGE OPERATING COMPANY, LLC

The following sets forth the name and position of each executive officer of DigitalBridge Operating Company, LLC. There are no directors of DigitalBridge Operating Company, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o DigitalBridge Operating Company, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of DigitalBridge Operating Company, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by DigitalBridge Operating Company, LLC’s executive officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such Shares and the sole power to dispose or to direct the disposition of such Shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned (1)
Marc C. Ganzi	Chief Executive Officer and President	-	-

Jacky Wu	Vice President and Treasurer	-	-

Ronald M. Sanders	Vice President, Secretary	30,173	*

Sonia Kim	Vice President	5,120	*

(1)	This percentage is based on (i) 128,872,471 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 17, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 21, 2023 and (ii) any Shares that the director or executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.
*	Less than 1%.

CLNC MANAGER, LLC

The following sets forth the name and position of each executive officer of CLNC Manager, LLC. There are no directors of CLNC Manager, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is CLNC Manager, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. To the best of CLNC Manager, LLC’s knowledge, the table below sets forth the number and percentage of Shares beneficially owned by CLNC Manager, LLC’s executives officers, and none of its executive officers has engaged in any transactions in such Shares during the past 60 days. For each executive officer who owns Shares, such executive officer has the sole power to vote such Shares and the sole power to dispose or to direct the disposition of such Shares.

Executive Officers	Title	Shares Beneficially Owned	% of Shares Beneficially Owned(1)

Marc C. Ganzi	Chief Executive Officer and President	-	-

Jacky Wu	Vice President and Treasurer	-	-

Ronald M. Sanders	Vice President, Secretary	30,173	*

Sonia Kim	Vice President	5,120	*

(1)	This percentage is based on (i) 128,872,471 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 17, 2023, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 21, 2023 and (ii) any Shares that the director or executive officer has the right to acquire within 60 days through the exercise of any option, warrant, or right.
*	Less than 1%.